EXHIBIT 21.1

QC Holdings, Inc.

A Kansas corporation

List of wholly-owned subsidiaries

•	QC Financial Services, Inc.
•	QC Properties, LLC
•	QC Financial Services of California, Inc.
•	Financial Services of North Carolina, Inc.
•	QC Advance, Inc.
•	Cash Title Loans, Inc.